SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

ON TRACK INNOVATIONS LTD.
 (Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/         Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___      No /X/

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___      No /X/

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD. 6-K Items 1. On Track Innovations Ltd. Press Release dated December 2, 2002.

ITEM 1

Business News

OTI’s Contactless Technology to be Incorporated in the
China National ID Project

Rosh Pina, Israel – December 2, 2002 – OTI (NASDAQ:OTIV, Neuer Markt: OT5) announced today that it has entered into an agreement with a Chinese company, one of the providers selected by the Chinese Ministry of Public Security, to provide its contactless smart card technology for use in the China National ID project. OTI received an initial order for the engineering of the new products.

The China National ID project is planned to replace the laminated paper ID cards and manual checkpoints systems which have been utilized for the past 20 years and are currently being used by the residents of each province of the country.

Over 850 million people, who are at the age of 18 and over, are expected to use the new ID system through thousands of interfacing points. The new system with contactless platform will enable higher efficiency and reduce fraud and counterfeiting substantially.

Under the agreement, OTI will supply to the Chinese company its patented contactless microprocessor technology to enable production of contactless ID cards. A prototype is expected during 2003. The chip will be fully compatible with ISO 14443 standards for contactless transactions.

About OTI

Established in 1990, OTI (On Track Innovations) designs and develops contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for mass transit, parking, gas management systems, loyalty schemes, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000.

For more information contact: Company Ohad Bashan President & CEO, OTI America Inc. 408-252-0333 ext. 101 ohad.bashan@otiamerica.com	Investors Marilena LaRosa Investor Relations 212-983-1702 ext. 208 mlarosa@annemcbride.com	Investors Can Onen Investor Relations 212-983-1702 ext. 212 conen@annemcbride.com

        This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan President, Chief Executive Officer And Chairman

Date: December 2, 2002